Exhibit 99.2

530-8th Avenue SW, 6th floor
Date: April 3, 2019	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BELLATRIX EXPLORATION LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Extraordinary General Meeting
Record Date for Notice of Meeting :	April 16, 2019
Record Date for Voting (if applicable) :	April 16, 2019
Beneficial Ownership Determination Date :	April 16, 2019
Meeting Date :	May 23, 2019
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
6.75% CONV DEBENTURES	078314AE1	CA078314AE11

Sincerely,

Computershare

Agent for BELLATRIX EXPLORATION LTD.